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                                                           Exhibit 12(a)

                                Arkansas Power and Light Company
                     Computation of Ratios of Earnings to Fixed Charges and
               Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                1991      1992      1993      1994      1995
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Fixed charges, as defined:
  Interest on long-term debt                                  $133,854  $120,317  $107,771  $101,439  $102,339
  Interest on notes payable                                         --       117       349     1,311       678
  Amortization of expense and premium on debt-net(cr)            1,112     1,359     2,702     4,563     4,514
  Other interest                                                 1,303     2,308     8,769     3,501     7,806
  Interest applicable to rentals                                21,969    17,657    16,860    19,140    18,158
                                                              ------------------------------------------------
Total fixed charges, as defined                                158,238   141,758   136,451   129,954   133,495

Preferred dividends, as defined (a)                             31,458    32,195    30,334    23,234    27,636
                                                              ------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $189,696  $173,953  $166,785  $153,188  $161,131
                                                              ================================================
Earnings as defined:

  Net Income                                                  $143,451  $130,529  $205,297  $142,263  $136,666
  Add:
    Provision for income taxes:
      Federal & State                                           44,418    57,089    58,162    83,300   105,964
    Deferred - net                                              11,048     3,490    34,748   (17,939)  (28,225)
    Investment tax credit adjustment - net                      (1,600)   (9,989)  (10,573)  (36,141)   (5,658)
    Fixed charges as above                                     158,238   141,758   136,451   129,954   133,495
                                                              ------------------------------------------------
Total earnings, as defined                                    $355,555  $322,877  $424,085  $301,437  $342,242
                                                              ================================================
Ratio of earnings to fixed charges, as defined                    2.25      2.28      3.11      2.32      2.56
                                                              ================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.87      1.86      2.54      1.97      2.12
                                                              ================================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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